Exhibit 21.1
Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation or Organization	Common Equity Ownership
Clean Diesel International, LLC	Connecticut	100%
Catalytic Solutions, Inc.	California	100%
Catalytic Solutions Holdings, Inc.	Delaware	100%
CSI Aliso, Inc.	California	100%
ECS Holdings, Inc.	Delaware	100%
Engine Control Systems Limited	New Brunswick, Canada	100%
Engine Control Systems Ltd.	Nevada	100%
Engine Control Systems Europe AB	Sweden	100%